S 18004983

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC Mail Processing Received

FEB 28 2018

WASH, DC

SEC FILE NUMBER
8-38572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kessler & Company Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1850 Platte Street, Suite 300
(No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine A. Johnson — 303-295-7878
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co.
(Name – *if individual, state last, first, middle name*)

9605 S. Kingston Ct.	Englewood	CO	80112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DB

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OATH OR AFFIRMATION

I, Robert Kessler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kessler & Company Investments, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHELIA J. JOHNSON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20084023885
MY COMMISSION EXPIRES JULY 15, 2020

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICHEY
MAY & CO

9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Kessler & Company Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kessler & Company Investments, Inc. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kessler & Company Investments, Inc. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kessler & Company Investments, Inc.'s management. Our responsibility is to express an opinion on Kessler & Company Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kessler & Company Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Richey May & Co.

We have served as Kessler & Company Investments, Inc.'s auditor since 2014.

Englewood, Colorado

February 26, 2018

KESSLER COMPANY INVESTMENTS, INC.
(SEC I.D. 8-38572)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

		2017
ASSETS		
CASH AND CASH EQUIVALENTS	$	379,683
DEPOSIT WITH CLEARING ORGANIZATION		100,067
RECEIVABLE FROM CLEARING BROKER		82,288
PREPAID EXPENSES AND OTHER ASSETS		144
DUE FROM AFFILIATES		3,798,654
PROPERTY AND EQUIPEMENT - Net of accumulated depreciation of $124,007		65,734
TOTAL	$	4,426,570
LIABILITIES AND SHAREHOLDER'S EQUITY		
TOTAL LIABILITIES:		
Accounts payable and accrued expenses	$	63,121
COMMITMENTS AND CONTINGENCIES (Note 4)		
SHAREHOLDER'S EQUITY:		
Common stock, $0.01 par value - 100,000 shares authorized issued and outstanding		1,000
Additional paid-in capital		357,757
Retained earnings		4,004,692
Total shareholder's equity		4,363,449
TOTAL	$	4,426,570

See notes to financial statements

1. ORGANIZATION AND NATURE OF BUSINESS

Kessler & Company Investments, Inc. (the "Company") a Colorado corporation, is a wholly owned subsidiary of The Kessler Companies, Inc. (the "Parent Company"). The Company was incorporated on July 22, 1986, as a broker-dealer of securities. The Company is registered under the Securities Exchange Act of 1934, is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), and is a registered commodities introducing broker.

The primary business purpose of the Company is to introduce customers to various clearing broker-dealers ("Clearing Brokers") on a fully disclosed basis, in order to assist the customers in making investments in U.S. Government Treasury securities, futures, options and other high-quality sovereign debt securities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents — For purposes of the statement of cash flows, the Company considers all highly liquid instruments with maturities of three months or less at time of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates market.

Property and Equipment — Property and equipment are recorded at cost, and depreciation expense is provided over the assets' estimated useful lives on the straight-line method. The major classes of property and equipment as of December 31, 2017, are summarized as follows:

Office Furniture and Fixtures	$ 125,126
Computers and Other Equipment	1,472
Computer Software	63,143
	189,741
Accumulated Depreciation	(124,007)
Total property and equipment - net	$ 65,734

Security Transactions — Security transactions and related commission revenue and expenses are accrued as of the transaction or trade date. Commission revenue consists primarily of commission received from Clearing Brokers in connection with transactions arranged for the benefit of introduced customers.

Income Taxes — The Company, with the consent of its ultimate shareholder, has elected to be an "S" corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the ultimate shareholder of an "S" corporation is taxed individually on the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been recognized in these financial statements.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED-PARTY TRANSACTIONS

The Company has advanced funds to an affiliated entity related to the Company through common ownership and to the shareholder. These advances are unsecured, does not bear interest, has no scheduled due date and is recorded as due from affiliates in the accompanying statement of financial condition. The balance due from the affiliated entity, which operates as an investment advisor at December 31, 2017 is $2,402,592. The balance due from the shareholder is 1,218,680.

The amount due from the investment advisor affiliate is due from Kessler Investment Advisors, Inc. (KIA), an affiliated entity through common ownership. Together with its shareholder and KIA, both have agreed to not cause the Company to demand payment of the amounts due from KIA until such time as KIA has the financial capacity to do so. The Parent Company and its shareholder have also committed future support of KIA's operations until it generates sufficient revenues to eliminate its financial dependency.

The Company leases its office space from a related entity under leases with annual renewals. Rental expense for office space for the year ended December 31, 2017 totaled $180,000.

The Company provides services to KIA under a services agreement whereby the Company is compensated for overhead costs from KIA at a rate of $6,000 per month. For the year ended December 31, 2017, the total overhead costs reimbursed by KIA was $72,000.

4. COMMITMENTS AND CONTINGENCIES

The Company utilizes unaffiliated brokerage firms to provide securities clearing services. As part of these arrangements, the Company acts as an "introducing broker" and the unaffiliated brokerage firms act as Clearing Brokers. The clearing agreements require the Company to maintain minimum levels of net capital as required by the Securities and Exchange Commission (SEC). As a result of the securities clearing services, the Company has receivables from its Clearing Brokers. Generally, the receivables are collected upon settlement of the related securities transactions, which is usually three days subsequent to the securities transaction trade date.

Pursuant to its agreements with its Clearing Brokers, the Company is liable for amounts uncollected from customers introduced by the Company. The Company mitigates its exposure by dealing with introduced customers that are generally institutions, trusts and high net worth individuals.

5. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's (CFTC) minimum financial requirements (Regulation 1.17). At December 31, 2017, the Company had net capital of $474,821, of which was $429,821 in excess of its required net capital of $45,000. The Company's net capital ratio was 0.13 to 1.

6. EMPLOYEE BENEFIT PLANS

Defined Contribution Plan — The Company has a defined contribution money purchase plan covering all eligible employees. Annual required contributions by the Company to the plan are 5.7% of eligible compensation, as defined by the plan, not to exceed the maximum amount allowable under the applicable provisions of the Internal Revenue Code. Total expense for 2017 was approximately $40,628.

Simplified Employee Contribution Plan — The Company sponsors a simplified employee contribution plan covering all eligible employees. Under the terms of the plan an eligible employee may set aside amounts from his or her pay, as retirement savings contributions, up to the maximum amounts allowable under the applicable provisions of the Internal Revenue Code. Company contributions to the plan are discretionary. During the year ended December 31, 2017 the Company made no contribution to the plan.

7. CREDIT RISK

As a securities broker and dealer, the Company is engaged in various securities and brokerage activities servicing a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations and/or impair the value of the collateral.

8. SUBSEQUENT EVENTS

The Company has evaluated whether any events or transactions occurred subsequent to December 31, 2017, through February 26, 2018, the date the accompanying financial statements were available to be issued, and determined that there were no events or transactions that would require recognition or disclosure in the Company's financial statements.

* * * * * *

RICHEY
MAY & CO

9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Kessler & Company Investments, Inc.

We have reviewed management's statements, included in the accompanying Kessler & Company Investments, Inc. (the Company) Exemption Report, in which (1) Kessler & Company Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kessler & Company Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Kessler & Company Investments, Inc. stated that Kessler & Company Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kessler & Company Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kessler & Company Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)9ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Richey May & Co.

Englewood, Colorado

February 26, 2018

KESSLER

1850 Platte Street, Suite 300
Denver, CO 80202

Main 303-295-7878
Fax 303-291-8459

www.kesslercompanies.com

January 12, 2018

In reference to our 2017 financial audit, Kessler & Company Investments, Inc. meets the SEA Rule 15c3-3(k)(2)(ii) exemption and has met this provision of Rule 15c-3-3(k) during the fiscal year, without exception.

Sincerely,

KESSLER & COMPANY INVESTMENTS, INC.

By ______________________
Robert Kessler
CEO